Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-227456

BLACKROCK CREDIT STRATEGIES FUND

Supplement dated December 1, 2020 to the Prospectus,

dated April 29, 2020

This supplement amends certain information in the Prospectus dated April 29, 2020, of BlackRock Credit Strategies Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

The following changes are made to the Prospectus:

The sub-section of the Prospectus entitled “Prospectus Summary — Distributions; Dividend Reinvestment Plan” is deleted in its entirety and replaced with the following:

Distributions; Dividend Reinvestment Plan

The Fund declares distributions on a daily basis. The Fund distributes all or a portion of its net investment income to holders of Shares. The Fund may also pay one or more additional quarterly distributions of all or a portion of undistributed net investment income, if any. Distributions may also include net realized capital gains. The Fund pays any capital gains distributions at least annually. In addition, the Fund may pay a special distribution at the end of the calendar year if necessary to comply with applicable law. See “Distributions” in this prospectus.

Various factors will affect the level of the Fund’s income, including the asset mix, the average maturity of the Fund’s portfolio and the Fund’s use of hedging. To permit the Fund to maintain more stable daily distributions, the Fund may from time to time distribute more or less than the entire amount of income earned in a particular period. Any undistributed income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular monthly period may be more or less than the amount of income actually earned by the Fund during that period. Undistributed income will add to the Fund’s NAV (and indirectly benefits the Advisor by increasing its fee) and, correspondingly, distributions from undistributed income will reduce the Fund’s NAV.

Shareholders will automatically have all dividends and distributions reinvested in Shares of the Fund in accordance with the Fund’s dividend reinvestment plan, unless an election is made to receive cash by contacting the Reinvestment Plan Agent (as defined herein). All correspondence concerning the Reinvestment Plan should be directed to the Reinvestment Plan Agent, in writing to: BlackRock Funds, C/O BNY Mellon Investment Servicing, PO Box 9819, Providence, RI 02940. Overnight correspondence should be directed to the Reinvestment Plan Agent at: BlackRock Funds, C/O BNY Mellon Investment Servicing, 4400 Computer Drive, Westborough, MA 01581. See “Dividend Reinvestment Plan” in the prospectus.

The Fund reserves the right to change its distribution policies and the basis for establishing the rate of its daily distribution declarations at any time and may do so without prior notice to common shareholders. See “Distributions” in the prospectus.

The section of the Prospectus entitled “Distributions” is deleted in its entirety and replaced with the following:

DISTRIBUTIONS

The Fund declares distributions on a daily basis. The Fund distributes all or a portion of its net investment income to common shareholders. The Fund will pay common shareholders at least annually all or substantially all of its investment company taxable income. The Fund may also pay one or more additional quarterly distributions of all or a portion of undistributed net investment income, if any. Distributions may also include net realized capital gains. The Fund pays any capital gains distributions at least annually. The Investment Company Act generally limits the Fund to one capital gain distribution per year, except for certain permitted distributions related to the Fund’s qualification as a RIC. In addition, the Fund may pay a special distribution at the end of the calendar year to comply with applicable law.

The portion of distributions that exceeds the Fund’s current and accumulated earnings and profits, which are calculated under tax principles, will constitute a non-taxable return of capital. If distributions in any tax year are less than the Fund’s current earnings and profits but are in excess of net investment income and net realized capital gains, such excess is not treated as a non-taxable return of capital but rather may be taxable to shareholders at ordinary income rates even though it may economically represent a return of capital.

Various factors will affect the level of the Fund’s income, including the asset mix, the average maturity of the Fund’s portfolio and the Fund’s use of hedging. To permit the Fund to maintain more stable daily distributions, the Fund may from time to time distribute more or less than the entire amount of income earned in a particular period. Any undistributed income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular monthly period may be more or less than the amount of income actually earned by the Fund during that period. Undistributed income will add to the Fund’s NAV and, correspondingly, distributions from undistributed income will deduct from the Fund’s NAV.

Under normal market conditions, the Advisor will seek to manage the Fund in a manner such that the Fund’s distributions are reflective of the Fund’s current and projected earnings levels. The distribution level of the Fund is subject to change based upon a number of factors, including the current and projected level of the Fund’s earnings, and may fluctuate over time.

If a shareholder’s Shares are accepted for repurchase in a quarterly repurchase offer, upon payment for such repurchased Shares, such repurchased Shares will no longer be considered outstanding and therefore will no longer be entitled to receive distributions from the Fund.

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its daily distribution declarations at any time and may do so without prior notice to common shareholders.

Shareholders will automatically have all dividends and distributions reinvested in Shares of the Fund issued by the Fund in accordance with the Fund’s dividend reinvestment plan unless an election is made to receive cash. See “Dividend Reinvestment Plan.”

Investors should retain this supplement for future reference.

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